ICOS Corporation

22021-20th Ave. SE

Bothell, WA 98021

June 17, 2003

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Re:    Withdrawal of Registration Statement on Form S-3, Registration No. 333-105581

Ladies and Gentlemen:

ICOS Corporation (the “Company”) hereby makes an application to withdraw its registration statement on Form S-3, File No. 333-105581 (the “Registration Statement”), pursuant to Rule 477(c) under the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), effective as of the date hereof or at the earliest practicable date. The Registration Statement covered the offering, on a delayed or continuous basis pursuant to Rule 415 under the Act, of up to an aggregate of $150,000,000 worth of common stock, debt securities and/or convertible debt securities. The Company is withdrawing the Registration Statement because it no longer wishes to pursue financing alternatives under the Registration Statement. No securities were sold in connection with the Registration Statement. Accordingly, the Company requests the Commission’s consent to and acceptance of the Company’s withdrawal of its Registration Statement as soon as possible.

The Company further requests that, pursuant to Rule 477(c), an order of the Commission containing the date on which the Commission consented to withdrawal of the Registration Statement be included in the Commission’s file relating to the Registration Statement, and including a statement that the Registration Statement has been “withdrawn at the request of the registrant, with the Commission consenting thereto.” Upon granting consent to the requested withdrawal of the Registration Statement, please provide a copy of the order to the undersigned by facsimile at (425) 398-8950.

If you have any questions about the foregoing, please call Stephen M. Graham of Orrick, Herrington & Sutcliffe LLP at (206) 839-4320.

Very Truly Yours,

/s/  John B. Kliewer

John B. Kliewer

Vice President & General Counsel